Wicked Frosty Farms

LEGAL CANNABIS

Wicked Frosty Farms is seeking investment to bring its horizontally-integrated craft cannabis brand of high-quality cannabis-infused products to market.

Invest in **Wicked Frosty Farms.**

Receive a SAFE Note (Simple Agreement for Future Equity).

SUMMARY OF TERMS

Investment Vehicle: SAFE

Valuation Cap: $6,000,000

Discount: 15%

Review the offering memorandum and the investor agreement for further information.

How Your Investment Works

SAFE Note

If you invest in Wicked Frosty Farms and they raise at least $150,000 by July 19, 2019, **you will be issued a Simple Agreement for Future Equity**.

Conversion Terms

Your SAFE Note will be converted to equity based on the **$6,000,000 valuation cap** or the **15% discount**, whichever is more favorable to you.

Conversion Trigger

You receive equity when Wicked Frosty Farms raises future equity capital or a liquidation event occurs.

Conditional Refund

If Wicked Frosty Farms doesn't raise at least **$150,000 by July 19th 2019**, all investors will be fully refunded. No revenue will be shared and no perks will be distributed.

Maximum Investment Amount

Wicked Frosty Farms will not accept additional investment this round once it has received **$500,000**.

Have Questions?

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Invest in Wicked Frosty Farms

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OVERVIEW OF WICKED FROSTY FARMS

• Wicked Frosty Farms is a group of adult-use cannabis aficionados dedicated to cultivating and providing the highest quality strains of cannabis products to registered Marijuana Establishments in Massachusetts. Our start-up team of local experts aims to do this in a transparent and open manner that is **fully compliant with applicable laws and regulations**.

• We are raising funds to **acquire a license from a municipality in Massachusetts** that will permit us to cultivate, process, manufacture, and sell cannabis and cannabis derivative products to corporate and retail consumers.

• We pride ourselves on our **professionalism and our vision of ending the stigma of marijuana**, while working with our customers to enhance the quality of their lives. Wicked Frosty Farms' mission is to be the apex cultivator of high- grade craft cannabis for the Commonwealth of Massachusetts.

• Our products use both **proprietary and safe cultivation methods** to ensure that we can offer our adult-use customers an excellent product that will enhance the quality of their lives.

• We are committed to being the state's leader in **quality, compliance, innovation, and social responsibility.** We will work tirelessly to exceed customer and regulatory expectations.

• We hope to be a model cannabis company, **setting the industry example** for the finest cultivation, most responsive staff, highest standard protocols and meaningful partnerships within the communities we serve.

BUSINESS MODEL

• We intend to seek licensing from a municipality in Massachusetts that will permit us to **cultivate, process, manufacture, and sell cannabis and cannabis derivatives** to corporate customers and retail consumers.

• Our **cannabis oil cartridges** will include the highest quality cannabis oil. They have been tested for potency, making them the perfect choice for anyone who doesn't want to sacrifice quality for convenience.

• We also intend to offer **flower, shatter, pure oil, capsules/pills and tinctures,**

and other cannabis derivative products.

• All of our cannabis derivative products will include **Laboratory Test Results in their packaging**, showcasing our commitment to quality and transparency.

THE MARKET

• Spending on legal cannabis worldwide is **expected to hit $57 billion by 2027**, while the cannabis market in the United States and Canada is estimated to be about $46.5 billion and other $10.5 billion would go to other markets. The recreational market will cover 67% of the spending; medical cannabis will take up the remaining 33%.

• The global legal cannabis market amounted to **$9.5 billion in 2017**, growing by 37 percent on the year, according to the report "The Road Map to a $57 Billion Worldwide Market". The largest market was the United States, which totaled $8.5 billion. It was followed by Canada with $600 million. Analysts predicts the overall cannabis market for legal adult-use and medical sales in North America to reach $24.5 billion by 2021. That brings the compound annual growth rate (CAGR) to 28%.

• According to a report provided by Energias Market Research, **the global medical cannabis market is projected to increase in value from $8.28 billion in 2017 to $28.07 billion in 2024** and at a CAGR of 19.1% from 2018 to 2024.

KEY TRENDS

• The initial decision by many U.S. states and Canada to create medical-only cannabis regulations prompted many other countries to act similarly while California's and Canada's willingness to legalize adult recreational use triggered a second wave of laws internationally to increase access to medical cannabis.

• South America has some of the most liberal medical cannabis programs. Led by Brazil, Argentina, Peru and Uruguay, the South American medical cannabis market may grow from $125 million in 2018 to $776 million in 2027.

• Germany is poised to be the leader of the European cannabis market, and Italy is expected to be second with $1.2 billion in sales by 2027. Overall, however, the

European cannabis market is not expected to grow as stridently as its potential suggests.

• Australia's legal cannabis market is forecast to grow from $52 million in 2018 to $1.2 billion in 2027, the 5th largest in the world.

• Israel has a small population and a long history of legal medical marijuana use. It continues as a leader with years in the development of cannabis pharmaceuticals.

THE OPPORTUNITY

• **Massachusetts is expecting over $2 billion in recreational marijuana sales** and projected to bring in over $200 million in tax revenue.

• "Massachusetts Cannabis Control Commission Chairman Steven Hoffman said *'I think we're in a rhythm where ... four to eight retail stores will open every month [in 2019].'*" (Source)

• Analysts predicts the overall cannabis market for legal adult-use and medical sales in North America to reach $24.5 billion by 2021.

• **33 U.S. states have given the OK in some capacity**, with 10 approving recreational pot and more states slated to decriminalize across 2019 and 2010.

• **Two-thirds of Americans now favor legalization**, despite only 25% of the population wanting to see legalization in Gallup's 1995 national poll. A October 2018 survey showed that an all-time record 66% of respondents now favor legalizing marijuana in the United States. In all major surveys other than Gallup, the results are relatively consistent, with a majority of respondents favoring legalization.

• The two groups most opposed to weed, Republicans and senior citizens, have changed their tune. Historically, both demographic groups have had notably more negative views of cannabis than other political parties and younger Americans. But in the October Gallup survey, we saw **seniors and Republicans demonstrate favorability toward legalization** for the first time in history. Their support might be the secret ingredient needed to actually amend federal cannabis laws in the United States.

• With industry and financial experts agreeing that cannabis markets will continue to have a meteoric rise domestically and internationally, early leaders who establish communities, brands and/or products will continue overall progress.

• **The cannabis market in the United States and Canada is estimated to be about $46.5 billion**; The recreational market accounts for 67% of the spending, medical cannabis the remaining 33%.

COMPETITIVE STRATEGY

• The medical and adult-use cannabis industry is known to be highly competitive in the U.S and in most parts of the world. The industry is growing and there are
an increasing number of competitors across all verticals. Clients can obtain their adult use cannabis products from a host of services and businesses, including black-market products that are largely untested. Consumers are looking for high quality products that are safe to enjoy using sustainable practices.

• Despite efforts from local entrepreneurs and regional farmers, municipal leaders continue to delay progress due to stigmatized opinions, misinformation or preferential preferences for out-of-state enterprises. Despite competition against these large, well-backed businesses, companies such as **Wicked Frosty Farms can still get their fair share of the market through commitment to quality, not quantity**.

• The branding of Wicked Frosty Farms plays a role in our success, which establishes a clear connection to the Commonwealth and our community therein. **Brand recognition has been wildly successful, starting on the grass roots level via social media outlets, events and apparel.**

• Currently, Wicked Frosty Farms enjoys a regional fanbase that continues to grow and earn trust beyond social media, but through **expos, industry round- tables, podcasts and pop-up events**. It is through top-notch client service paired with a high quality product that they can secure a fair premium price. Our team of visionaries, cultivators and business professionals - alongside our proprietary methods and intellectual property - will ensure our success.

• In this industry, most of the competitive dynamics center around the following: **quality of cannabis, the services offered, branding and location**. We will excel and aim to exceed expectations on quality of products and services, while listening to our customers and market trends alike.

BIOS

J. Perry Bailes

One thing that's apparent about Perry Bailes is that he's passionate about Cannabis.

Perry came from a military family. His dad was a 27 year veteran. After high school, Perry followed in the footsteps of his father and went into the military. Learning essential skills like discipline, leadership and patience.

After several years, Perry left his service and went on to college and eventually earned 2 degrees from Georgia Southern University.
After college, Perry got involved with the start up industry, which allowed him to discover his passion for technology and building businesses. He found that his biggest attraction to the software industry was the constant change and ability to adapt in new or developing markets. It was during that time that Perry realized that he wanted to build his own. But what?

Having been a cultivator, enthusiast and lover of high quality cannabis for many years. He feels so fortunate to combine his passion and his abilities now to contribute to a blossoming Massachusetts cannabis industry.

Veronica Burba, CPA, CFE

Veronica Burba, CPA, CFE (a/k/a Wicked Wanda) brings more than 30 years in diverse tax, financial, and business consulting experience to her role as the Chief Financial Officer of the corporations. She is licensed as a Certified Public Accountant in Massachusetts and earned a Bachelor of Science degree in Accountancy from Bentley University in Waltham, Ma. Veronica is also a certified Fraud Examiner. Until joining the Wheelhouse group, she had spent her entire career in public accounting and enjoyed an exciting tenure working at KPMG in the firm's audit department. Over the years she has gained extensive, practical experience serving small to medium-sized businesses and is considered by many to be an expert in providing comprehensive business, accounting and tax services. Her professional enjoyment in life has been to take on and tackle extremely complicated issues in highly regulated industries. Here... we think she chose well! Alas, her greatest disappointment in her life to which she will undoubtedly carry to her dying day is that she never had the courage to pursue her life long love of becoming a stand-up comic